UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         AMENDMENT NO. 1 TO SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                 Bitstream Inc.
                                 --------------
                                (Name of Issuer)

                      Class A Common Stock, $0.01 per share
                      -------------------------------------
                       (Title of Class of Securities)

                                    091736108
                                    ---------
                                 (CUSIP Number)


                            Andrew M. Troop, Esq.
  Hutchins, Wheeler & Dittmar, A Professional Corporation, 101 Federal Street,
                        Boston, MA 02110 (617) 951-6600
   ----------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                             May 11 , 1999
                             --------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                         AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP  No. 091736108

1.   NAME OF REPORTING PERSON -  Bell Lane, LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -  51-0380629

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                 (b) [   ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                 [   ]


 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                                                7.    SOLE VOTING POWER
                                                          437,000
NUMBER OF
SHARES                                          8.    SHARED VOTING POWER
BENEFICIALLY                                               0
OWNED BY
EACH                                            9.    SOLE DISPOSITIVE POWER
REPORTING                                                  437,000
PERSON WITH
                                               10.    SHARED DISPOSITIVE POWER
                                                           0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      437,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                    [   ]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.03%

14.  TYPE OF REPORTING PERSON

     OO



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                         AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 091736108

1.   NAME OF REPORTING PERSON -  Kevin G. Curran

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                (b) [   ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                               [   ]


 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States


                                                7.    SOLE VOTING POWER
                                                          166,250
NUMBER OF
SHARES                                          8.    SHARED VOTING POWER
BENEFICIALLY                                                0
OWNED BY
EACH                                            9.    SOLE DISPOSITIVE POWER
REPORTING                                                 166,250
PERSON WITH
                                               10.    SHARED DISPOSITIVE POWER
                                                            0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      166,250

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                              [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.29%

14.  TYPE OF REPORTING PERSON
     IN




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                         AMENDMENT NO. 1 TO SCHEDULE 13D

     This  Amendment  No. 1 hereby  amends  and  supplements  the  Statement  on
Schedule 13D, relating to the Class A Common Stock, $0.01 par value per share (the "Shares") of Bitstream, Inc., a Delaware corporation (the "Company"), as previously filed by the Reporting Persons, consisting of Bell Lane, LLC and Kevin G. Curran. Capitalized terms used herein without definition have the meaning ascribed to such terms in the Schedule 13D.

         Item 3.  Source and Amount of Funds or Other Consideration.

                  Item 3 is hereby amended and restated in its entirety as follows:

     As to 166,250 of the Shares to which this statement relates, by the personal funds of Mr. Kevin G. Curran, a member of Bell Lane, LLC. Mr. Curran has not previously reported his beneficial ownership of 110,000 of the Shares to which this statement relates.

     As to 437,000 of the Shares to which this statement relates, by the portfolio funds of Bell Lane, LLC.

         Item 5.  Interest in Securities of the Issuer.

                  Item 5 is hereby amended and restated in its entirety as follows:

Bell Lane, LLC.

     (a)-(b) Bell Lane, LLC is the beneficial owner of 437,000 Shares, or 6.03% of the outstanding Shares of the Company, of which it had sole voting and dispositive power with respect to 437,000 Shares.

Kevin G. Curran.

     (a)-(b) Mr. Curran is the beneficial owner of 166,250 Shares, or 2.29% of the outstanding Shares of the Company, of which he had sole voting and dispositive power with respect to 166,250 Shares. Mr. Curran is a .01% member of Bell Lane LLC which owns 437,000 Shares of the Company. Mr. Curran expressly disclaims ownership to such Shares.

                                   Signatures

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

                                                 BELL LANE, LLC


                                                By:/s/ Claudine Curran
                                                   ----------------------
                                                   Name: Claudine Curran
                                                   Title: Managing Member



                                                 KEVIN G. CURRAN


                                                 /s/ Kevin G.Curran
                                                 -----------------------
                                                 Kevin G. Curran










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